SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                                (Amendment No. )1

                          COVENTURE INTERNATIONAL INC.
________________________________________________________________________________
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
________________________________________________________________________________
                         (Title of Class of Securities)

                                  222891 10 3
________________________________________________________________________________
                                 (CUSIP Number)

                                    Ji Xiang
                      Tang Xing Shu Ma Building, Suite 418
                                 Tang Xing Road
                               Xian High Tech Area
                             Xian, Shaanxi Province
                                      China
                                 86-29-88323325
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 6, 2005
________________________________________________________________________________
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box


     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)
____________________________

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________

CUSIP No.   222891 10                   13D                    Page 2 of 5 Pages
________________________________________________________________________________

1    NAME OF REPORTING PERSONS
     Ji Xiang
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     n/a
________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [ ]
________________________________________________________________________________

3    SEC USE ONLY
________________________________________________________________________________

4    SOURCE OF FUNDS*
     OO
________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM
     2(d) or
     2(e) [ ]
________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     China
________________________________________________________________________________

NUMBER OF SHARES     7      SOLE VOTING POWER
                            364,058 shares of common stock.
                     ___________________________________________________________

BENEFICIALLY         8      SHARED VOTING POWER
OWNED BY                    0
                     ___________________________________________________________

EACH                 9      SOLE DISPOSITIVE POWER
REPORTING                   364,058 shares of common stock.
                     ___________________________________________________________

PERSON WITH          10     SHARED DISPOSITIVE POWER
                            0
                     ___________________________________________________________

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      364,058 shares of common stock.
________________________________________________________________________________

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
      [  ]
________________________________________________________________________________

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.2 %
________________________________________________________________________________

14    TYPE OF REPORTING PERSON*
      IN
________________________________________________________________________________

                                                               Page 3 of 5 Pages

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to shares of the common stock, par value $.0001 per share, of Coventure International Inc., a Delaware corporation (the "Company"). The principal executive offices of the Issuer are presently located at Tang Xing Shu Ma Building, Suite 418, Tang Xing Road, Xian High Tech Area, Xian, Shaanxi Province, China.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is being filed by Ji Xiang, a citizen of China. Mr. Ji maintains an office at Tang Xing Shu Ma Building, Suite 418, Tang Xing Road, Xian High Tech Area, Xian, Shaanxi Province, China.

     On December 6, 2005, the Company entered into and closed a share purchase agreement with Xian Xilan Natural Gas Co., Ltd., a corporation formed under the laws of the People's Republic of China ("Xilan"), and each of Xilan's shareholders, including Mr. Ji (the "Purchase Agreement"). Pursuant to the Agreement, Coventure acquired all of the issued and outstanding capital stock of Xilan from the Xilan shareholders in exchange for 4,000,000 shares of Company common stock.

     During the past five years, Mr. Ji has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The sole source of consideration for the issuance of the shares of the Company owned by Mr. Ji was the tender of his ownership of outstanding shares of Xilan pursuant to the Purchase Agreement.

ITEM 4. PURPOSE OF TRANSACTION.

     See Item 2 above.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     Under the rules and regulations of the Securities and Exchange Commission, Mr. Ji beneficially owns 364,058 shares of common stock, representing 7.2 % of the outstanding shares of common stock of the Company. The percentage of outstanding shares of common stock is computed based on 5,051,022 shares of common stock outstanding. Except for the transactions described herein, Mr. Ji does not have any plans, arrangements or agreements for the acquisition or issuance of additional shares of the Company's common stock or other securities convertible into equity securities of the Company.

                                                               Page 4 of 5 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

1. Securities Purchase Agreement dated as of December 6, 2005, by and among Coventure International Inc., Xian Xilan Natural Gas Co.,Ltd. and each of Xilan's shareholders (incorporated by reference to the Company's Form 8-K filed on December 9, 2005).

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December  19,  2005
                                           /s/  XIANG  JI
                                           --------------
                                           Xiang  Ji